Endeavour Silver Appoints New Vice President, Corporate Development

VANCOUVER, BC -- (Marketwired - June 02, 2016) - Endeavour Silver Corp. (NYSE: EXK) (TSX: EDR) announces the appointment of Dale Mah as the Vice President of Corporate Development.

Mr. Mah, B.Sc., P.Geo., is a professional geologist with 20 years of experience in the mining industry. He brings to Endeavour a wealth of technical experience and analytical skills needed in order to generate, evaluate and negotiate M&A opportunities in the silver mining sector for Endeavour. Dale has held senior positions in mineral exploration, investment research and project evaluation throughout his career. As a result, his knowledge of the capital markets, investment banking, equity research, precious and base metals project management and valuation, financial modeling, mine economics, and reserve and resource estimation are a good fit with Endeavour's management team.

Dale's early career between 1996 and 2009 focused on the exploration for and discovery of mineral deposits in Canada for Cominco, BHP Billiton and other companies. He moved into more senior technical and management roles from 2006 to 2010 with Tahera Diamond Corp and Olivut Resources, then worked as a mining analyst with Mackie Research Capital and Dundee Capital Markets for three years, before joining a private equity group, Quintana Resources Capital, as VP Geology in 2014. Mr. Mah is a member of the Association of Professional Engineers and Geoscientists of Alberta, PDAC and AMEBC.

Bradford Cooke, CEO and Director, commented, "I am thrilled to welcome Dale to our Endeavour management team. His skill set nicely complements our senior group and his breadth of knowledge in the precious metals mining sector will enhance our M&A initiative. I would also like to thank Terry Chandler for his yeoman efforts over the past three years, and we wish him all the best in his retirement."

About Endeavour - Endeavour is a mid-tier precious metals mining company that owns three high grade, underground, silver-gold mines in Mexico. Since start-up in 2004, the Company has grown its mining operations to produce 11.4 million ounces of silver and equivalents in 2015. The Company finds, builds and operates quality silver mines in a sustainable way to create value for all stakeholders.

For more information, please contact:
Meghan Brown
Director Investor Relations
Toll free: 1-877-685-9775
Tel: 604-640-4804
Fax: 604-685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com